Filed by: Washington Federal, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Luther Burbank Corporation
Commission File No.: 001-38317

WAFD and LBC Merger Announcement Call
November 14, 2022 || 5:30am PT
(Operator)
Good morning and welcome to the Washington Federal, Inc., and the Luther Burbank Corporation Merger Announcement conference call. All participants will be in listen only mode.
After today’s presentation, there will be an opportunity for the analysts covering Washington Federal Inc., and Luther Burbank Corporation to ask questions. To ask a question, press *11 on your telephone.
Before we begin, both Washington Federal, Inc. and Luther Burbank Corporation would like to note that there is a slide presentation summarizing the proposed transaction that management will be speaking to. A copy of this presentation can be downloaded through the webcast or can be found on each organization’s investor relations page. Within the presentation and press release that the parties jointly released in advance of this call, the parties have their cautionary statement regarding forward-looking comments, and encourage you to read through those. Notably, annualized pro forma and estimated figures and projections presented today are forecasts and may not reflect actual results. At this time, I would like to introduce Brad Goode, Chief Marketing Officer and Director of Investor Relations for WaFd Bank to begin the conference call.
(Brad Goode)
Thank you, [Operator Name]. Good morning, everyone, and thank you for joining us today on our joint Washington Federal, Inc and Luther Burbank Corporation Conference Call. Last night, our companies jointly issued a press release announcing our planned combination. We have also prepared a slide presentation which we will refer to during today's discussion. Both sets of materials have been posted on our respective websites, wafdbank.com and lutherburbanksavings.com in the Investor Relations sections.
With me today are Brent Beardall, President and CEO of WaFd; Vince Beatty, Chief Financial Officer of WaFd; Kelli Holz, incoming Chief Financial Officer of WaFd; Simone Lagomarsino, President and CEO of Luther Burbank Corporation; and Laura Tarantino, Chief Financial Officer of Luther Burbank Corporation. Following our prepared remarks, we will take questions from our research analysts. If you are not a research analyst, and have questions please contact myself or Brad Satenberg, as noted in the press release.
I will now turn the call over to Brent Beardall, President and CEO of WaFd Bank.
(Brent)
Good morning, and thank you Brad. We appreciate everyone joining us today on such short notice and at such an early hour. We're excited to share the details of what we believe is a unique opportunity to drive shareholder value and do it in a relatively low risk way. Last night, with the unanimous support of our respective Boards, WaFd and Luther Burbank announced that we have entered into an agreement to combine our companies. This will fill out what many have seen as a hole in our footprint by entering the California market with the acquisition of Luther Burbank. After the merger is complete, the pro forma WaFd Bank will have a highly desirable footprint, stretching from Seattle Washington, down to Austin Texas – and will be well positioned for organic growth.
Historically, when asked about California, we would say we were not interested. The rationale was our skepticism of finding the right partner, sufficient scale and with the right credit culture and values that aligned with WaFd Bank. Additionally, we were skeptical of the high cost of doing business in California. I am pleased to report that we are convinced we found that right partner with Simone and her team at Luther Burbank, which we believe have shown us how we can mitigate our previous concerns.
We think we have built a culture of caring at WaFd – caring for our clients, our employees, communities and shareholders. We see the same culture and values at Luther Burbank and this stems from the leadership of Vic Trione who founded the bank almost 40 years ago and Simone Lagomarsino who is one of the best examples of servant leadership I have ever witnessed. We strongly believe that one can and should be purpose driven and earn a reasonable return for shareholders. These objectives are not mutually exclusive. What we found in Luther Burbank is an organization that looks a lot like what WaFd was like 10 years ago. An extremely efficient thrift, with limited product offerings and technology, phenomenal asset quality (and that is not hyperbole) but a meaningful amount of interest rate risk. They have followed the thrift model of funding longer duration assets (multifamily and single-family mortgage loans) with shorter duration, higher cost deposits. Their liability-sensitive balance sheet contrasts with our asset-sensitive balance sheet, but as we will explain in greater detail, the alignment in our respective organizations’ culture, credit profile and steadfast commitment to, and reputations in, the communities we serve make this combination compelling.
Let me be clear, we believe we have a very good understanding of the interest rate risk in this transaction and firmly believe the purchase price fully reflects this risk. As most of you will know, during our 105 year history at WaFd we tend to be long term focused and we believe this combination with Luther Burbank provides a unique opportunity to enter the California market at the right time with the right partner, and at the right price, creating long term value for our collective shareholders.
Before we get into the details of the transaction, I would like to ask Simone Lagomarsino, CEO of Luther Burbank Corporation to share her perspective on this transaction.

(Simone)

WaFd is very strong and well run under Brent Beardall’s leadership, and we believe this merger will create an even stronger regional bank that will be among the top 10 regional banks in the Western United states, with one of the strongest capital positions among its peer group.
I agree fully with Brent’s observations regarding the distinguishing characteristics of our respective organization’s balance sheets and our strong alignment from a cultural, credit and community commitment perspective.

This merger will allow WaFd to enter into California, the 5th largest economy in the world on a standalone basis, in a meaningful way – filling in the footprint for WaFd in the western region, and since they are not in California, they have indicated that they intend to keep all of our branches and many of our employees.
The California deposit base will be the second largest deposit base behind the deposits in the state of Washington, among the 9 states that WaFd will operate in.
WaFd has a diversified balance sheet which will benefit Luther Burbank’s shareholders and the extremely strong credit quality of Luther Burbank’s portfolio will benefit and make the strong credit quality of the WaFd portfolio even stronger.
Also, Luther Burbank is proud of our “Outstanding” CRA rating, which is largely due to being active in our communities and our focus on affordable housing. 40% of our loan portfolio is in low to moderate income areas, and 55% of our multi-family portfolio is in low to moderate income areas, and we are proud to be merging with WaFd because they are interested in continuing this commitment to the communities, and providing lending for affordable housing.
Most importantly, the cultures and values of both organizations are aligned from the way we both treat our customers, our focus on asset quality, our efficient operations, and our demonstrated commitment to our employees. Both organizations have many long-term employees, some of whom have been with the respective bank for multiple decades.

(Brent)

Thank you Simone, we are excited and appreciative for the opportunity to work with you and your team. We won't go through the slide deck page by page, as Brad mentioned earlier it is posted on our websites and attached to this webcast, but I will touch on a few key items. Page 5 describes our view of the strategic rationale for the transaction and the attractive financial metrics as I described in my introduction. Page 6 describes WaFd’s tech strategy and how we anticipate leveraging that technology to benefit the integration and growth of Luther Burbank.
It is very interesting to note that today, even before WaFd has a presence in the state of California, 12% of the visitors to our website are from California. Our goal is to deliver technology to our clients that makes their banking easy, reliable and fast and we welcome the chance to upgrade the technology for Luther Burbank’s clients. Skipping to page 8, through our extensive due diligence of Luther Burbank we are completely comfortable with the loan yields being priced accordingly on a risk-adjusted basis. They have excellent credit, I would even say their credit is pristine. The upside in this transaction frankly is not on the loan side of the balance sheet, it’s on the liabilities side which we will touch on a little later. And before we do that I want to move to page 11 and remind everyone of our own evolution on sources of funds from our traditional thrift funding base to what we have transformed into today. If you look back since 2007, our compounded annual growth rate on non-maturity deposits is an impressive 16.1% If you think about WaFd 10 or 15 years ago, we looked a lot like Luther Burbank. That’s why we are so excited about the opportunity to help transform their funding base to look more like ours. Our recent 26% improvement in our NIM from 2.88% to 3.64% over the last year as the Fed has increased rates by 300 basis points is evidence of the progress we have made. And as Kelli will remind you in a minute, none of that potential transformation is factored into our modeling. Next, I’ll turn to page 13 and highlight again how well this transaction works with our pro forma company size, the accretion to tangible book value per share, accretion to forward earnings, and accretion to our CET1 ratio (CET1 is modeled to increase 26 basis points with this transaction) – let me also call out that the accretion to TBV is negligible, but it is positive which is meaningful given this interest rate environment. Importantly, we are only the second deal in the last 5 years in this size range to announce accretion to all three of those metrics.
In these last several quarters we have found that investors are particularly interested in tangible book value growth as a differentiator and so are we as a management team. We worked hard to have tangible book value grow by 9.5% last year and we did not want to take a step backward. We also point out here the strong pro forma capital ratios at closing, and later on in the deck we will show you a sensitivity analysis to various interest rate marks beyond what we have modeled and why even in a more stressed rate environment we will have healthy capital ratios.
Now, I will ask Kelli Holz, our incoming CFO to review the details of the transaction and assumptions we are using in our model.

(Kelli)

Thanks Brent. As you can see on slide 14 we’ve included a summary of the transaction, with Luther Burbank shareholders’ to receive a fixed .3353 shares of WAFD stock for each share of LBC. The pro forma ownership for LBC in the combined company will be roughly 21%. We will be expanding our board of directors by 2 seats for directors coming from LBC. Moving to page 15, we first want to remind everyone that we are on a September 30 fiscal year end and every annual reference made here is for the WaFd’s fiscal year. For our earnings we are using consensus street estimates; however, for LBC earnings we are discounting consensus street estimates by 30%. This is primarily due to conservatism, knowing today’s volatile interest rate environment and their liability sensitive balance sheet which may result in further margin compression. I think all of you know that WaFd has never provided earnings guidance in the past and we do not plan on doing that going forward – rather we are using consensus street estimates and then making what we believe are conservative adjustments. We are also using 25% cost savings on LBC’s consensus noninterest expense. This level of expense savings leaves substantial room to grow commercial teams – where the focus will be on treasury management opportunities.
As we expected, we are assuming a credit mark equal to their reserves as we found nothing in due diligence that would suggest needing an additional mark. The interest rate marks, however, are sizable as you would expect. We lay out the detail of the various interest rate marks on this slide. While we didn’t model any revenue synergies we believe there are plenty of opportunities to generate incremental margin improvement on the LBC balance sheet.
On page 16 we are showing an illustration of the impact to our pro forma capital ratios would be if the interest rate mark on the LBC balance got substantially worse. As you’ll see, even with doubling the rate mark on the loan portfolio we would still have very healthy pro forma capital ratios.
And with that I will turn it back to Brent.

(Brent)

Thanks Kelli.
Let me address regulatory matters. We are well aware of how long bank merger applications have been taking, but we are optimistic that we are strongly positioned. Our optimism stems from three factors 1) Luther Burbank’s outstanding CRA rating and proven track record in lending to in low to moderate income areas, 2) our portfolio lending models and 3) the lack of overlap – meaning we do not believe we will be required to divest of any deposits. We can definitively state, that we will not be closing any of the Luther Burbank branches. We believe Luther Burbank has great bankers that can and will make WaFd stronger and we are planning on making additions to support back office teams as a result of this merger, which is why we modeled only 25% cost savings.
From an operations and leadership perspective, we would operate California as a standalone region with a regional president likely to come from the Luther Burbank’s team, additionally we will select division managers for both retail and commercial banking teams, similar to how WaFd operates throughout its footprint today. Over time, as we grow our market share, we can see California having multiple regions.
Lastly in terms of prepared remarks, we are approaching this with the mentality that we are stronger together. As I said before, this is the right bank at the right time and at the right price for WaFd to enter California. Our new and existing customers are going to have access to more and better products, services and technology; we are going to continue to invest in our communities in a meaningful way; our employees are going to have expanded opportunities to grow within our larger organization; and our shareholders will benefit from the accelerated value creation through natural synergies.
With that we would like to open up the floor to your questions.

(Operator)
Questions….

(Brent)

Thank you very much for your time this morning. At WaFd we are always looking for unique opportunities in the market that will add meaningful long term value to our franchise. Past examples include the 2010 Horizon Bank acquisition from the FDIC, our nearly $1.1 billion of PPP loans originated during the pandemic, the $1 billion of long term fixed rate borrowings in March of 2020 and the January 2021 issuance of non-cumulative perpetual preferred stock at a fixed rate of 4.875%. We always challenge ourselves to try to step back and look past short-term turmoil and to understand the long term potential. All of that said, we are excited about this opportunity to partner with Luther Burbank and believe this ALL STOCK transaction has aligned our mutual interests and has the potential to be the quintessential WIN/WIN.
Thank you for joining us, we will make the transcript of this call available on both websites within two days – goodbye.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of WAFD and Luther Burbank. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on WAFD’s and Luther Burbank’s current expectations and assumptions regarding WAFD’s and Luther Burbank’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect WAFD’s or Luther Burbank’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, the outcome of any legal proceedings that may be instituted against WAFD or Luther Burbank, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where WAFD and Luther Burbank do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of WAFD and Luther Burbank successfully. Except to the extent required by applicable law or regulation, each of WAFD and Luther Burbank disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding WAFD, Luther Burbank and factors which could affect the forward-looking statements contained herein can be found in WAFD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, its Quarterly Reports on Form 10-Q for the periods ended December 31, 2021, March 31, 2022 and June 30, 2022, and its other filings with the SEC, and in Luther Burbank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, and its other filings with the SEC.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, a registration statement on Form S-4 will be filed by WAFD with the Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/prospectus filed with the SEC to be distributed to the shareholders of WAFD and Luther Burbank in connection with their votes on the Proposed Transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. The final joint proxy statement/prospectus will be mailed to shareholders of WAFD and

Luther Burbank. Investors and security holders will be able to obtain the documents, and any other documents WAFD has filed with the SEC, free of charge at WAFD’s website at www.wafdbank.com under the “Investor Relations” section. Investors and security holders will be able to obtain the documents, and any other documents Luther Burbank has filed with the SEC, free of charge at the SEC’s website, www.sec.gov or by accessing Luther Burbank’s website at www.lutherburbanksavings.com under the “About Us/Investor Relations/Financials/SEC Filings” section. In addition, documents filed with the SEC by WAFD or by Luther Burbank will be available free of charge (1) by writing WAFD at 425 Pike Street, Seattle, Washington 98101, Attention: Investor Relations or by telephone at (206) 624-7930, or (2) by writing Luther Burbank at 520 Third Street, 4th floor, Santa Rosa, CA 95401, Attention: Investor Relations or by telephone at (844) 446-8201.

Before making any voting or investment decision, shareholders of WAFD and Luther Burbank are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the Proposed Transaction, WAFD and Luther Burbank. Free copies of these documents may be obtained as described above.

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of WAFD may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of WAFD. Information about the directors and executive officers of WAFD is included in the proxy statement for its 2022 annual meeting of WAFD shareholders, which was filed with the SEC on December 6, 2021.
The directors, executive officers and certain other members of management and employees of Luther Burbank may also be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of Luther Burbank. Information about Luther Burbank’s directors and executive officers is included in the proxy statement for its 2022 annual meeting of Luther Burbank’s shareholders, which was filed with the SEC on March 16, 2022.
Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Proposed Transaction when it becomes available. Free copies of this document may be obtained as described above.